UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Collegium Pharmaceutical, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

19459J104

(CUSIP Number)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19459J104	13G	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS Longitude Capital Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 19459J104	13G	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Longitude Capital Associates, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 19459J104	13G	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS Longitude Venture Partners, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 19459J104	13G	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS Juliet Tammenoms Bakker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 158,043
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 158,043
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 158,043
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5% (1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Based on 33,247,485 shares of Common Stock outstanding as of October 31, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, filed by the Issuer with the Securities and Exchange Commission on November 8, 2018.

CUSIP No. 19459J104	13G	Page 6 of 10 Pages

1.	NAMES OF REPORTING PERSONS Patrick G. Enright
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 158,043
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 158,043
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 158,043
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5% (1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Based on 33,247,485 shares of Common Stock outstanding as of October 31, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, filed by the Issuer with the Securities and Exchange Commission on November 8, 2018.

CUSIP No. 19459J104	13G	Page 7 of 10 Pages

1.	NAMES OF REPORTING PERSONS David Hirsch
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 79,088 (1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 79,088(1)
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,088 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of (i) 37,410 Shares of Common Stock held directly by Dr. Hirsch and (ii) 41,678 shares of Common Stock subject to stock option awards that have been granted to Dr. Hirsch in his capacity as a director of the Issuer and that are exercisable as of or within 60 days after December 31, 2018.

(2)

Based on 33,289,163 shares of Common Stock, calculated as follows: (i) 41,678 shares of Common Stock subject to stock option awards that have been granted to Dr. Hirsch in his capacity as a director of the Issuer and that are exercisable as of or within 60 days after December 31, 2018, plus (ii) 33,247,485 shares of Common Stock outstanding as of October 31, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2018, filed by the Issuer with the Securities and Exchange Commission on November 8, 2018.

Item 1(a).	Name of Issuer:

Collegium Pharmaceutical, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

780 Dedham Street, Suite 800

Canton, Massachusetts 02021

Item 2(a).	Name of Person Filing:

This Amendment No. 3 to the Schedule 13G initially filed September 22, 2015 and amended by Amendment No. 1 filed on February 10, 2017 and by Amendment No. 2 filed on February 12, 2018 (the “Statement”) is being jointly filed by the following reporting persons (each a “Reporting Person” and collectively the “Reporting Persons”): Longitude Venture Partners, L.P. (“LVP”); Longitude Capital Associates, L.P. (“LCA”); each of LVP’s and LCA’s sole general partner, Longitude Capital Partners, LLC (“LCP”); a member of LCP and a director of the Issuer, Dr. David Hirsch; and LCP’s two managing members, Ms. Juliet Tammenoms Bakker and Mr. Patrick G. Enright.

The Reporting Persons have entered into a Joint Filing Agreement, dated September 22, 2015, a copy of which has been filed as Exhibit A to the Statement, pursuant to which the Reporting Persons have agreed to file the Statement and all amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each Reporting Person is 2740 Sand Hill Road, Second Floor, Menlo Park, California 94025.

Item 2(c).	Citizenship:

LCP is a limited liability company organized under the laws of the State of Delaware. LVP and LCA are each limited partnerships organized under the laws of the State of Delaware. Ms. Bakker, Mr. Enright and Dr. Hirsch are citizens of the United States of America.

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.001 per share (“Common Stock”).

Item 2(e).	CUSIP Number:

19459J104.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person.*

(b)	Percent of class:

See Row 11 of the cover page for each Reporting Person. *

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person.*

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person.*

(iv)	Shared power to dispose or to direct the disposition of

0

*	Each of the Reporting Persons disclaims beneficial ownership as to such securities, except to the extent of his, her or its pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following:   ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of the Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2019

LONGITUDE VENTURE PARTNERS, L.P.

By: Longitude Capital Partners, LLC
Its: General Partner

By:	/s/ Patrick G. Enright
Patrick G. Enright
Its:	Managing Member

LONGITUDE CAPITAL ASSOCIATES, L.P.

By: Longitude Capital Partners, LLC
Its: General Partner

By:	/s/ Patrick G. Enright
Patrick G. Enright
Its:	Managing Member

LONGITUDE CAPITAL PARTNERS, LLC

By:	/s/ Patrick G. Enright
Patrick G. Enright
Its:	Managing Member

/s/ Patrick G. Enright
Patrick G. Enright

/s/ Juliet Tammenoms Bakker
Juliet Tammenoms Bakker

/s/ David Hirsch
David Hirsch

10